

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 7, 2016

VIA E-mail
Steven D. Harr
Chief Financial Officer
Juno Therapeutics, Inc.
307 Westlake Avenue North, Suite 300
Seattle, WA 98109

> Re: **Juno Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 19, 2015**
> **File No. 001-36781**

Dear Mr. Harr:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Joel Parker

                                Joel Parker
                                Accounting Branch Chief
                                Office of Healthcare and Insurance